Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 866 704 6710
Email: investors@rrsat.com

For Immediate Release

RRSAT CHOSEN BY BABY FIRST TV (BFTV) TO EXPAND DISTRIBUTION TO ASIA VIA TELSTAR 10 SATELLITE

Follows Successful Launch over US and Europe through RRSat

OMER, Israel – October 29th, 2007 – RRSat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that Baby First TV Channel has chosen to expand its contract with RRSat. Baby First TV Channel is a U.S. network dedicated to providing rich, innovative and inspiring content designed to enhance a baby’s development in a delightful and engaging way.

The Baby First TV Channel will broadcast to Asia over the RRSat Global Network, making the signal available to over 80 million cable households across 33 countries in Asia, using Loral Skynet’s Telstar 10 satellite. The Baby First TV Channel will use the RRSat Global Network for a total end-to-end solution including playout services of several versions across separate time zones and conditional access management.

“Baby First TV’s decision to expand its services to the Asian market through RRSat, after its successful launch over Europe and the U.S., once again attests to RRSat’s ability to leverage one channel into multiple regions, through its innovative content management platform. It also serves as testament to the success of our ongoing commitment to customer satisfaction,” commented Lior Rival, VP Sales and Marketing of RRSat. “This is an additional agreement through our recently announced platform with Loral Skynet. Through this platform, Baby First TV Channel will gain access to both the leading Loral Skynet Telstar 10 satellite and RRSat’s comprehensive content management platform, reaching over 80 million cable households throughout Asia.”

Baby First TV Channel is currently available in Europe and North America, over the RRSat global Network, and, as of October, is available also in Asia.

About RRsat Global Communications Network Ltd.
RRSat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRSat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRSat is able to offer high-quality and flexible global distribution services for content providers. RRSat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRSat concurrently provide these services to more than 385 television and radio channels, covering more than 150 countries. Visit the company’s website www.rrsat.com for more information.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, and (iii) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2006 and our Current Reports on Form 6-K.

Information in this press release concerning Baby First TV Channel has not been independently verified by RRSat.